SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 6, 2018 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 6, 2018, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	In million of Pesos
	06/30/2018	06/30/2017

Net Result	17,780	5,028
Attributable to:
Company's shareholders	5,392	1,511
Non-controlling interest	12,388	3,517

Other integral results of the period	16,932	5,356
Attributable to:
Company's shareholders	1,916	1,092
Non-controlling interest	15,016	4,264

Total Integral results of the period	34,712	10,384
Attributable to:
Company's shareholders	7,308	2,603
Non-controlling interest	27,404	7,781

Shareholders' Equity
Capital stock	482	499
Treasury shares	20	3
Comprehensive adjustment of capital stock	64	64
Comprehensive adjustment of treasury shares	1	1
Additional paid-in capital	659	659
Premium for trading of treasury shares	21	20
Legal Reserve	113	83
Special Reserve	1,516	1,516
Cost of treasury shares	(785)	(24)
Changes in non-controlling interest	(1,450)	243
Conversion reserve	4,005	2,123
Revaluation Surplus	93	-
Reserve for share-based payments	108	103
Reserve for future dividends	1,371	-
Reserve for defined benefit plans	(48)	(10)
Reserve for hedging	(41)	11
Reserve for purchase of securities issued by the Company	25	25
Other reserves from subsidiaries	56	25
Retained earnings	14,715	11,064
Shareholders’ Equity attributable to controlling company’s shareholders	20,925	16,405
Non-controlling interest	54,396	32,768
TOTAL SHAREHOLDERS’ EQUITY	75,321	49,173

With regard to paragraph l) section 3); 4) y 5) of the Regulations, it is recorded that the Board has begun the analysis of the proposals that will be made to the next annual shareholder’s meeting, where the result will be informed to the shareholders and respective bodies, immediately after having been established by the administrative body.

In compliance to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the share capital of the Company is ARS 501,642,804, whose shareholding is divided into 501,642,804 nominative non-endorsable common shares of 1 nominal value each and entitled to one vote each.

The main shareholder is Inversiones Financieras del Sur S.A. with 174,173,103 shares, representing 36.14% of the issued and subscribed capital stock. It is a company incorporated and domiciled in Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo Uruguay. IFIS Limited is the ultimate controlling entity, domiciled at Clarendon House, 2, Church Street, Hamilton, Bermuda, HM CX, Bermuda.

We also report that as of June 30, 2018, excluding the shares of Inversiones Financieras del Sur SA and the treasury shares, the remaining shareholders had 307,753,161 registered non-endorsable common shares of 1 nominal value each with one vote each of the Company, which represents 61.35% of the issued and subscribed capital stock.

Among the new features of the twelve-month period ended June 30, 2018, the following can be highlighted

●
Net result for the year recorded a gain of ARS 17,780 million compared to a gain of ARS 5,028 million in 2017 mainly explained by higher results from IRSA, due to higher changes in the fair value of investment properties in Argentina and the sale of shufersal stake in Israel.

●
 Adjusted EBITDA for fiscal year 2018 reached ARS 11,052 million, of which ARS 2,070 million comes from the agricultural business due to higher production and farmland sales results and ARS 8,982 million come from the business of urban properties and investments (IRSA).

●
The 2018 campaign was presented with very good weather conditions in Brazil and Paraguay and more adverse conditions in Argentina and Bolivia. We planted 209,000 ha and developed 10,684 ha in the region.

●
We sold farms during FY 2018 for ARS 1,116 million, recording a net profit of ARS 906 million. As a subsequent event, our subsidiary Brasilagro has sold a fraction of 9,784 hectares of its farm Jatobá (Jaborandi - Bahía) for an amount of BRL 177.8 million that will be recognized in the first quarter of FY 2019.

●
Adjusted EBITDA of the rental segments of our urban property and investment business in Argentina grew by 24.7% in the compared year. .

●
During the year, we have launched a share repurchase plan for ARS 900 million (approximately 4.1% of the share capital) that has been completed on July 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

September 6, 2018